
SEC MAIL PROCESSING
RECEIVED
APR 16 2010
WASH. D.C.
200
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
USD 1,000,000,000 2.750% Global Notes due 20 April 2015
by the Bank
pursuant to its
EUR 20,000,000,000 Global Medium Term Note Programme


10015595

Filed pursuant to Rule 3 of Regulation EBRD
Dated April 16, 2010

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the U.S. dollar ("USD") 1,000,000,000 2.750% Global Notes due 20 April 2015 (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 20,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated August 11, 2009, as supplemented by a Pricing Supplement dated April 16, 2010 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will constitute senior, unsecured obligations of the Bank and will rank *pari passu* with all other outstanding senior obligations of the Bank. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

The Bank entered into a Syndication Agreement dated April 16, 2010 with the managers named therein (the "Managers") pursuant to a Programme Agreement dated August 11, 2009 with Dealers referred to therein. Under the terms of the Syndication Agreement and the Programme Agreement (together, the "Agreements"), the Managers have agreed to purchase the Notes. The obligations of the Managers are subject to certain conditions as set forth in the Agreements.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	99.961%	0.125%	99.836%
Total	USD 999,610,000	USD 1,250,000	USD 998,360,000

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

The Joint Lead Managers (as defined in the Syndication Agreement) have agreed to pay all costs and expenses (including legal expenses) incurred by the Managers in or in connection with the listing and admission to trading of the Notes and certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Syndication Agreement. The Bank shall bear the cost of its own legal expenses.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated August 11, 2009.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated August 11, 2009.*

(c) (i) The Programme Agreement dated August 11, 2009.*
(ii) The Syndication Agreement dated April 16, 2010.
(iii) The Agency Agreement dated August 11, 2009.*

(d) (i) The Base Prospectus dated August 11, 2009.*
(ii) The Pricing Supplement dated April 16, 2010.

---

* Previously filed with the Securities and Exchange Commission on November 25, 2009.

Syndication Agreement

European Bank for Reconstruction and Development
U.S.$1,000,000,000 2.750 per cent. Global Notes due 20 April 2015

16 April 2010

To: Citigroup Global Markets Inc.
Daiwa Capital Markets Europe Limited
HSBC Bank plc
Morgan Stanley & Co. International plc
(the "**Joint Lead Managers**")

Credit Suisse Securities (Europe) Limited
J.P. Morgan Securities Ltd.
Royal Bank of Canada Europe Limited
The Toronto-Dominion Bank
(together with the Joint Lead Managers, the "**Managers**")

c/o Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA

cc: Citibank, N.A., (Agent)

Dear Sirs,

European Bank for Reconstruction and Development (the "**Issuer**") proposes to issue U.S.$1,000,000,000 2.750 per cent. Global Notes due 20 April 2015 (the "**Notes**") pursuant to its Euro 20,000,000,000 Global Medium Term Note Programme. The terms of the issue shall be as set out in the form of Pricing Supplement attached to this Agreement as Annex A.

This Agreement is supplemental to the amended and restated Programme Agreement (the "**Programme Agreement**") dated 11 August 2009 made between the Issuer and the Dealers party thereto. All terms used herein have the meanings given to them in the Programme Agreement.

We wish to record the arrangements agreed between us in relation to this issue:

1 This Agreement appoints each Manager which is not a party to the Programme Agreement (each a "**New Dealer**") as a Dealer under the Programme Agreement for the purposes of the issue of the Notes.

The Joint Lead Managers confirm that they are in receipt of the documents referenced below:

(i) a copy of the Programme Agreement; and

(ii) a copy of such of the documents referred to in Appendix A of the Programme Agreement as the Joint Lead Managers (on behalf of the Managers) have requested;

and, on behalf of the New Dealers, have found them to be satisfactory. In the case of any document referred to in Appendix A of the Programme Agreement which they have not requested, the Joint Lead Managers confirm, on behalf of the New Dealers, that they have waived such production.

For the purposes of the Programme Agreement, the details of the Joint Lead Managers for service of notices are as follows:

Citigroup Global Markets Inc.
388 Greenwich Street
New York, NY 10013

Tel: +212 816 1135
Fax: +646 291 5209
Attn: Transaction Execution Group

Daiwa Capital Markets Europe Limited
5 King William Street
London EC4N 7AX

Tel: +44 20 7597 8000
Fax: +44 20 7597 8644
Attn: Manager, Transaction Management

HSBC Bank plc
8 Canada Square
London E14 5HQ

Tel: +44 20 7991 8888
Fax: +44 20 7992 4973
Attn: Transaction Management Group

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA

Tel: +44 20 7677 7799
Fax: +44 20 7056 4984
Attn: Head of Transaction Management Group, Global Capital Markets

In consideration of the Issuer appointing the New Dealers as Dealers in respect of the Notes under the Programme Agreement, each New Dealer hereby undertakes, for the benefit of the Issuer and each of the other Dealers, that, in relation to the issue of the Notes, it will perform and comply with all the duties and obligations expressed to be assumed by a Dealer under the Programme Agreement, a copy of which it acknowledges it has received from the Joint Lead Managers.

The Issuer hereby confirms that the New Dealers shall be vested with all authority, rights, powers, duties and obligations of a Dealer in relation to the issue of the Notes as if originally named as a Dealer under the Programme Agreement provided that following the Issue Date (as defined in Clause 3) the New Dealers shall have no

further such authority, rights, powers, duties and obligations except such as may have accrued or been incurred prior to or in connection with the Issue Date.

2

2.1 Subject to the terms and conditions of the Programme Agreement and this Agreement, the Issuer hereby agrees to issue the Notes and the Managers jointly and severally agree to purchase the Notes at a purchase price of 99.836 per cent. of the principal amount of the Notes (the "**Purchase Price**") plus accrued interest, if any, being the issue price of 99.961 per cent. less a combined selling and management and underwriting commission of 0.125 per cent. of such principal amount.

2.2 The Managers agree as between themselves that they will be bound by and will comply with the International Capital Market Association Standard Form Agreement Among Managers version 1 (the "**Agreement Among Managers**") with respect to the Notes and further agree that references in the Agreement Among Managers to the "Lead Manager" shall mean the Joint Lead Managers.

3 The settlement procedures set out in Part 2 of Annex A of the Procedures Memorandum shall apply as if set out in this Agreement provided that, for the purposes of this Agreement:

(i) the sum payable on the Issue Date shall be U.S.$998,360,000 (representing the Purchase Price) which should be paid to the account of the Issuer with Citibank, New York, CITIUS 33, account number 36125585, in favour of European Bank for Reconstruction and Development, London;

(ii) "**Issue Date**" means 14.30 hours (London time) on 20 April 2010, or at such other time and/or date as the Issuer and the Joint Lead Managers on behalf of the Managers may agree; and

(iii) "**Payment Instruction Date**" means the Issue Date unless there is to be a pre-closing for the issue in which case it means the business day (being a day on which banks and foreign exchange markets are open for business in London) prior to the Issue Date.

4 The Joint Lead Managers shall bear and pay all costs and expenses (including legal expenses) incurred by the Managers in or in connection with the initial printing of the Notes, this Agreement and the Pricing Supplement prepared in connection with the issue of the Notes, the upfront fees and expenses of Citibank, N.A. as agent, the initial listing of the Notes on the Official List and the admission of the Notes to trading on the London Stock Exchange's Regulated Market and making initial delivery of the Notes. The Issuer shall bear the cost of its own legal expenses. For the avoidance of doubt, the Joint Lead Managers shall only bear the costs and expenses listed above relating to the initial issue of the Notes, and shall not be liable for any further costs and expenses.

5 The obligation of the Managers to purchase the Notes is conditional upon:

5.1 the conditions set out in Clause 3.2 (other than that set out in Clause 3.2.7) of the Programme Agreement being satisfied as of the Payment Instruction Date; and

5.2 the delivery to the Joint Lead Managers on the Payment Instruction Date of (i) legal opinions and/or disclosure letters (as applicable) addressed to the Managers dated the Payment Instruction Date in such form and with such contents as the Joint Lead

Managers, on behalf of the Managers, may reasonably require from the General Counsel, a Deputy General Counsel or an Assistant General Counsel of the Issuer, from Linklaters LLP, legal advisers to the Managers in England and from Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Issuer in the United States; (ii) a certificate dated as at the Payment Instruction Date signed by a duly authorised officer of the Issuer to the effect stated in sub-paragraph 5.1 of this Clause with regard to the Issuer and further to the effect that the Prospectus (when read together with the Pricing Supplement) contains all material information relating to the Notes and to the assets and liabilities, financial position and profits and losses of the Issuer and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated and (iii) such other conditions precedent as the Joint Lead Managers reasonably may require.

If any of the foregoing conditions is not satisfied on or before the Payment Instruction Date, this Agreement shall terminate on such date and the parties hereto shall be under no further liability arising out of this Agreement (except for any liability arising before or in relation to such termination), provided that the Joint Lead Managers, on behalf of the Managers, may in their discretion waive any of the aforesaid conditions or any part of them.

6

6.1 The Joint Lead Managers, on behalf of the Managers, may, by notice to the Issuer, and the Issuer may, by notice to the Joint Lead Managers, on behalf of the Managers, terminate this Agreement at any time prior to payment of the net subscription moneys to the Issuer if in the opinion of the Joint Lead Managers, on behalf of the Managers or the Issuer, as the case may be, there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would in the view of the Joint Lead Managers or the Issuer, as the case may be, be likely to prejudice materially the success of the distribution of the Notes or dealings in the Notes in the secondary market.

6.2 Upon such notice being given, this Agreement shall terminate and no party shall be under any liability to any other in respect thereof except for the obligations of the Managers under Clause 8 of the Programme Agreement and the respective obligations of the parties under Clause 6 of the Programme Agreement.

7 Clause 16 of the Programme Agreement shall also apply to this Agreement as if expressly incorporated herein.

8 This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement and any party may enter into this Agreement by executing a counterpart.

9 A person who is not party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully

For: European Bank for Reconstruction and Development

By: 

We agree to the foregoing.

For: Citigroup Global Markets Inc.
Daiwa Capital Markets Europe Limited
HSBC Bank plc
Morgan Stanley & Co. International plc

By:

Each by its duly authorised attorney

For: Credit Suisse Securities (Europe) Limited
J.P. Morgan Securities Ltd.
Royal Bank of Canada Europe Limited
The Toronto-Dominion Bank

By:

Each by its duly authorised attorney

Please confirm that this letter correctly sets out the arrangements agreed between us.

Yours faithfully

For: European Bank for Reconstruction and Development

By:

We agree to the foregoing.

For: Citigroup Global Markets Inc.
Daiwa Capital Markets Europe Limited
HSBC Bank plc
Morgan Stanley & Co. International plc

By:

Each by its duly authorised attorney

For: Credit Suisse Securities (Europe) Limited
J.P. Morgan Securities Ltd.
Royal Bank of Canada Europe Limited
The Toronto-Dominion Bank

By:

Each by its duly authorised attorney

Annex A
Form of Pricing Supplement

PRICING SUPPLEMENT

European Bank for Reconstruction and Development
U.S.$1,000,000,000 2.750 per cent. Global Notes due 20 April 2015
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectus. The Base Prospectus is available for viewing and copies may be obtained from the Issuer at One Exchange Square, London EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:		United States Dollar ("**U.S.$**")
2	Nominal Amount:		U.S.$1,000,000,000
3	Type of Note:		Fixed Rate
4	Issue Date:		20 April 2010
5	Issue Price:		99.961 per cent.
6	Maturity Date:		20 April 2015
7	Fungible with existing Notes:		No

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination(s):		U.S.$1,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	The Registered Global Note will be deposited with The Depository Trust Company, New York and registered in the name of Cede & Co. as The Depository

		Trust Company, New York's nominee.
(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 44 of the Base Prospectus

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		Issue Date
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	2.750 per cent. per annum payable semi-annually in arrear
	(b)	Fixed Interest Dates:	20 April and 20 October in each year, commencing 20 October 2010.
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	30/360
	(f)	Business Day Convention:	Following Business Day (unadjusted)
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, New York is the principal financial centre). Additional business centre is London.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	**Zero Coupon Notes:**		Not Applicable
18	**Floating Rate Notes and Indexed Notes:**		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:		Condition 6(e) applies and the additional business centres are London and New York
20	Dual Currency Notes:		Not Applicable
21	Physically Settled Notes:		Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. per Specified Denomination
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	**Joint Lead Managers** Citigroup Global Markets Inc. 388 Greenwich Street New York, NY 10013 Daiwa Capital Markets Europe Limited 5 King William Street London EC4N 7AX HSBC Bank plc 8 Canada Square London E14 5HQ Morgan Stanley & Co. International plc 25 Cabot Square Canary Wharf London E14 4QA **Co-Managers** Credit Suisse Securities (Europe) Limited One Cabot Square London E14 4QJ J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ Royal Bank of Canada Europe Limited 71 Queen Victoria Street London EC4V 4DE

The Toronto-Dominion Bank
Triton Court
14/18 Finsbury Square
London EC2A 1DB

28	Date of Syndication Agreement:	16 April 2010
29	Stabilising Manager	Not Applicable
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	Not Applicable
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code	050352951
	ISIN Code:	US29874QBU76
	CUSIP Number:	29874QBU7
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market of the London Stock Exchange
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	None
38	Total Commissions:	0.125 per cent. of the Nominal Amount

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described

herein pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development (as from 20 April 2010).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Authorised signatory

PART B – OTHER INFORMATION

1	**LISTING**	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange with effect from 20 April 2010.
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services Limited ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 **NOTIFICATION**

Not Applicable

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer	The net proceeds of the issue of the Notes will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	U.S.$998,360,000
(iii)	Estimated total expenses:	U.S.$30,000

6 **YIELD**

Indication of yield:	2.759 per cent. (semi-annual)
	As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 **HISTORIC INTEREST RATES**

Not Applicable

8 **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9 **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

16 April 2010

PRICING SUPPLEMENT

European Bank for Reconstruction and Development
U.S.$1,000,000,000 2.750 per cent. Global Notes due 20 April 2015
Issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectus. The Base Prospectus is available for viewing and copies may be obtained from the Issuer at One Exchange Square, London EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:		United States Dollar ("**U.S.$**")
2	Nominal Amount:		U.S.$1,000,000,000
3	Type of Note:		Fixed Rate
4	Issue Date:		20 April 2010
5	Issue Price:		99.961 per cent.
6	Maturity Date:		20 April 2015
7	Fungible with existing Notes:		No

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination(s):		U.S.$1,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	The Registered Global Note will be deposited with The Depository Trust Company, New York and registered in the name of Cede & Co. as The Depository Trust Company, New York's nominee.
	(b)	Exchange of Registered Global	Registered Global Note will only be

	Note:	exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 44 of the Base Prospectus

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		Issue Date
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	2.750 per cent. per annum payable semi-annually in arrear
	(b)	Fixed Interest Dates:	20 April and 20 October in each year, commencing 20 October 2010.
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	30/360
	(f)	Business Day Convention:	Following Business Day (unadjusted)
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, New York is the principal financial centre). Additional business centre is London.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	**Zero Coupon Notes:**		Not Applicable
18	**Floating Rate Notes and Indexed Notes:**		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies and the additional business centres are London and New York
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No

	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. per Specified Denomination
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	**Joint Lead Managers** Citigroup Global Markets Inc. 388 Greenwich Street New York, NY 10013 Daiwa Capital Markets Europe Limited 5 King William Street London EC4N 7AX HSBC Bank plc 8 Canada Square London E14 5HQ Morgan Stanley & Co. International plc 25 Cabot Square Canary Wharf London E14 4QA **Co-Managers** Credit Suisse Securities (Europe) Limited One Cabot Square London E14 4QJ J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ Royal Bank of Canada Europe Limited 71 Queen Victoria Street London EC4V 4DE The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square

		London EC2A 1DB
28	Date of Syndication Agreement:	16 April 2010
29	Stabilising Manager	Not Applicable
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	Not Applicable
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code	050352951
	ISIN Code:	US29874QBU76
	CUSIP Number:	29874QBU7
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market of the London Stock Exchange
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	None
38	Total Commissions:	0.125 per cent. of the Nominal Amount

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development (as from 20 April 2010).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT





By: ....

Authorised signatory

PART B – OTHER INFORMATION

1	**LISTING**	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange with effect from 20 April 2010.
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services Limited ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 **NOTIFICATION**

Not Applicable

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer	The net proceeds of the issue of the Notes will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	U.S.$998,360,000
(iii)	Estimated total expenses:	U.S.$30,000

6 **YIELD**

Indication of yield:	2.759 per cent. (semi-annual)
	As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 **HISTORIC INTEREST RATES**

Not Applicable

8 **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9 **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
APR 16 2010
WASH. D.C.
200
SECTION

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
IDR 350,000,000,000 6.75% Notes due 19 February 2013 (to be consolidated and form a single series with the Bank's IDR 250,000,000,000 6.75% Notes due 19 February 2013 issued on 19 February 2010 and the Bank's IDR 500,000,000,000 6.75% Notes due 19 February 2013 issued on 26 March 2010)
by the Bank
pursuant to its
EUR 20,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 16 April 2010

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Indonesian rupiah ("IDR") 350,000,000,000 6.75% Notes due 19 February 2013 (to be consolidated and form a single series with the Bank's IDR 250,000,000,000 6.75% Notes due 19 February 2013 issued on 19 February 2010 and the Bank's IDR 500,000,000,000 6.75% Notes due 19 February 2013 issued on 26 March 2010) (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 20,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated 11 August 2009 and a Registration Document dated 11 August 2009, as supplemented by a Securities Note dated 16 April 2010 (which includes a Pricing Supplement dated 16 April 2010) and a Summary Note dated 16 April 2010 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

The Bank entered into a Purchaser's Confirmation dated 16 April 2010 with The Toronto-Dominion Bank ("TD") pursuant to a Programme Agreement dated 10 August 2007 with Dealers referred to therein. Under the terms of the Purchaser's Confirmation and Programme Agreement (together, the "Agreements"), TD has agreed to purchase the Notes. The obligations of TD are subject to certain conditions as set forth in the Agreements.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	104.365%[1]	1.375%	102.990%
Total	IDR 365,277,500,000.00 [1]	IDR 4,812,500,000,00	IDR 360,465,000,000.00[1]

(1) Plus accrued interest on the principal amount of the Notes from and including 19 February 2010 to but excluding 20 April 2010, in the amount of IDR 3,883,561,500.00, such that aggregate net proceeds to the Bank will be IDR 364,348,561,500.00, disbursed in U.S. dollars (USD 40,209,705.74).

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

TD has agreed to pay the fees and expenses of the Bank's legal advisers, filing fees and certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated 11 August 2009.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated 11 August 2009.*

(c) (i) The Programme Agreement dated 11 August 2009.*
(ii) The Purchaser's Confirmation dated 16 April 2010.
(iii) The Agency Agreement dated 11 August 2009.*

(d) (i) The Base Prospectus dated 11 August 2009.*
(ii) The Registration Document dated 11 August 2009.*
(iii) The Securities Note dated 16 April 2010.
(iv) The Summary Note dated 16 April 2010.
(v) The Pricing Supplement dated 16 April 2010.

---

* Previously filed with the Securities and Exchange Commission on 25 November 2009.



The Toronto-Dominion Bank
Incorporated in Canada with Limited Liability
Triton Court, 14/18 Finsbury Square
London, EC2A 1DB
T: 44 (020) 7920 0272 F: 44 (020) 7638 1042
Telex 886142

16 April 2010

To: European Bank for Reconstruction and Development
Attention: Jessica Pulay

Dear Sirs,

European Bank for Reconstruction and Development
IDR350,000,000,000 6.75 per cent. Notes due 19 February 2013 (the "Notes")
(to be consolidated and form a single series with the Issuer's IDR250,000,000,000 6.75 per cent. Notes due 19 February 2013 issued on 19 February 2010 and the Issuer's IDR500,000,000,000 6.75 per cent. Notes due 19 February 2013 issued on 26 March 2010)
Issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement.

We confirm that:

(i) We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of the Agent and any paying agents;

(c) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Global Note, the preparation and printing of the Notes, the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(d) the cost of listing the Notes; and

(e) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

In addition we confirm that the provisions of Clause 3.2.7 of the Programme Agreement will not apply in relation to this issue of Notes.

The selling commission in respect of the Notes will be 1.1875 per cent. of the principal amount of the Notes and the management and underwriting fee will be 0.1875 per cent. of the principal amount of the Notes, both of which will be deductible from the proceeds of the issue. The net proceeds of the issue are IDR364,348,561,500 including 60 days' accrued interest of IDR3,883,561,500 (payable in USD in the amount of USD40,209,705.74) which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear, account number 95718.




Securities

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the Pricing Supplement.

For: The Toronto-Dominion Bank



By: ....

Authorised signatory

Securities Note



European Bank for Reconstruction and Development

IDR350,000,000,000 6.75% Notes due 19 February 2013 (the "Notes") (to be consolidated and form a single series with the Issuer's IDR250,000,000,000 6.75% Notes due 19 February 2013 issued on 19 February 2010 and the Issuer's IDR500,000,000,000 6.75% Notes due 19 February 2013 issued on 26 March 2010)

This document constitutes a securities note (the "Securities Note") for the purposes of Article 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Securities Note contains information relating to the Notes. This Securities Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2009 containing information in respect of the European Bank for Reconstruction and Development (the "Issuer") and, the summary note (the "Summary Note") dated 16 April 2010 conveying the essential characteristics of, and risks associated with, the Issuer and the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, the Registration Document (including the information incorporated by reference therein), this Securities Note (including the information incorporated by reference herein) and the Summary Note shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

This Securities Note itself comprises a pricing supplement (the "Pricing Supplement") which sets out the specific terms and conditions of the Notes and certain information relating thereto. The Securities Note incorporates by reference the base terms and conditions of the Notes which are supplemented by the specific terms and conditions set out in the Pricing Supplement.

Lead Manager

TD Securities

16 April 2010

The Issuer accepts responsibility for the information contained in this Securities Note and in the Summary Note. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained in this Securities Note and in the Summary Note is in accordance with the facts and does not omit anything likely to affect the importance of such information.

Application has been made for the Notes to be admitted to the Official List of the UK Listing Authority (the "Official List") and to be admitted to trading on the Regulated Market (within the meaning of the Markets in Financial Instruments Directive 2004/39/EC of the European Parliament and of the Council on Markets in financial instruments) (the "MiFID") of the London Stock Exchange plc (the "Regulated Market"). References in the Prospectus to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to trading on the Regulated Market and have been admitted to the Official List. The relevant Pricing Supplement in respect of the issue of any Notes will specify whether or not such Notes will be admitted to the Official List and admitted to trading on the Regulated Market (or any other stock exchange).

In respect of the Notes, no person has been authorised to give any information or to make any representations other than those contained in the Prospectus and the documents incorporated by reference therein in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or The Toronto-Dominion Bank (the "Lead Manager"). Neither the delivery of the Prospectus or any document forming part of that Prospectus nor any sale made in connection therewith shall imply that the information contained therein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Notes is correct as of any time subsequent to the date indicated in the document concerning the same. The Lead Manager expressly does not undertake to review the financial condition or affairs of the Issuer during the life of the Notes. Investors should review, *inter alia*, the most recent financial statements of the Issuer when deciding whether or not to purchase any of the Notes.

To the fullest extent permitted by law, the Lead Manager does not accept any responsibility for the contents of the Prospectus or for any statement, made or purported to be made by the Lead Manager or on its behalf in connection with the Issuer or the issue and offering of the Notes. The Lead Manager accordingly disclaims all and any liability whether arising in tort or contract or otherwise (save as referred to above) which it might otherwise have in respect of the Prospectus or any other information provided by the Issuer in connection with the Notes.

Neither the Prospectus nor any other information supplied in connection with the Notes is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer or the Lead Manager that any recipient of the Prospectus or any other information supplied in connection with the Notes, should purchase any of the Notes. Each investor contemplating purchasing any of the Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and of the tax, accounting and legal consequences of an investment in any of the Notes for such investor. Each Noteholder takes full responsibility for its decision to purchase any Notes and the terms on which it does so.

The Prospectus does not constitute an offer of, or an invitation by or on behalf of, the Issuer or the Lead Manager to subscribe for, or purchase, any Notes. The distribution of the Prospectus and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession the Prospectus comes are required by the Issuer and the Lead Manager to inform themselves about and to observe any such restrictions. In particular, there are restrictions on the distribution of the Prospectus and the offer or sale of the Notes in the United States, the United Kingdom, the European Economic Area (in respect of Notes having a denomination of less than €50,000 or its equivalent in any other currency as at the date of the issue of the Notes), Japan, the Republic of France, Singapore and in other jurisdictions.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The information set forth herein, to the extent that it comprises a description of certain provisions of the documentation relating to the transactions described herein, is a summary and is not presented as a full statement of the provisions of such documentation. Such summary's purposes are qualified by reference to and are subject to the provisions of such documentation.

In this Securities Note, unless otherwise specified or the context otherwise requires, any references to "USD" or "U.S. Dollars" are to United States dollars, references to "IDR" and "rupiah" are to Indonesian rupiah and references to the "United Kingdom" are to the United Kingdom of Great Britain and Northern Ireland.

Table of contents

Page

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in currency linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Lead Manager, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition. Some or all of the risks highlighted below could adversely affect the trading price of the Notes or the rights of investors under the Notes and, as a result, investors could lose some or all of their investment.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

Prospective investors should also pay specific attention to the risks highlighted below and the risk factors below should be read in conjunction with the risk factors incorporated by reference in the Registration Document from the Prospectus.

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Legal Investment Considerations

General

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisers about the risks associated with an investment in these Notes, the appropriate tools to analyse that investment, and the suitability of the investment in each investor's particular circumstances. No investor should purchase the Notes unless that investor understands and has sufficient financial resources to bear the price, market liquidity, structure and other risks associated with an investment in these Notes (including, but not limited to, any political, economic and other factors which could affect the value of, and return on, the Notes).

Investors should be aware that the methodology for determining any foreign exchange rate may result in a Fixed Interest Amount (payable pursuant to paragraph 16 herein), the Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated. Investors should also be aware that a Fixed Interest Date, the Maturity Date and/or the Early Redemption Date, as the case may be, may be postponed and that no additional amounts shall be payable by the Issuer in respect of any delay in payment resulting from such postponement.

Risks associated with Indonesia and the Indonesian economy

There are a number of risks associated with Indonesia and the Indonesian economy in general which may cause the occurrence of a Price Source Disruption Event, which include, but are not limited to the following:

Indonesia is a Republic with a President, a Vice President and a Parliamentary form of government. From its independence in 1945 until 1998, there were only two Presidents in Indonesia. At the end of the term of each of these Presidents, Indonesia experienced political instability and many cities in Indonesia, including Jakarta, experienced rioting, unrest and destruction of property. Political and related social developments in Indonesia have been unpredictable in the past, and there can be no assurance that social and civil disturbances will not occur in the future, or that any such disturbances will not, directly or indirectly, cause the occurrence of a Price Source Disruption Event.

Since 2002, several bombing incidents have taken place in Indonesia, most significantly in Bali in October 2002 and in October 2005 and in the eastern Indonesian town of Tentena on the island of Sulawesi in May 2005, and further terrorist acts may occur in the future. Terrorist acts could destabilise Indonesia and increase internal divisions within the Government as it evaluates responses to that instability and unrest. Violent acts arising from, and leading to, instability and unrest have in the past had, and may continue to have, a material adverse effect on investment and confidence in, and the performance of, the Indonesian economy, which could cause the occurrence of a Price Source Disruption Event.

The economic crisis which affected Southeast Asia, including Indonesia, from mid-1997 was characterised in Indonesia by, among other effects, currency depreciation, negative economic growth, high interest rates, social unrest and extraordinary political developments. The economic crisis resulted in the failure of many Indonesian companies, through inability or otherwise, to repay their debts when due. A loss of investor confidence in the financial systems of emerging and other markets, or other factors, may cause increased volatility in the Indonesian financial markets and a slowdown in economic growth or negative economic growth in Indonesia.

There can be no assurance that: (i) the Indonesian rupiah will not be subject to depreciation or volatility; (ii) the current exchange rate policy will remain the same; or (iii) the Indonesian Government will act when necessary to stabilise, maintain or increase the value of the rupiah, or that any such action, if taken, will be successful. Depreciation or volatility of the rupiah against the U.S. dollar or other currencies could adversely affect general economic conditions in Indonesia. Changes in the current exchange rate policy may result in significantly higher domestic interest rates, liquidity shortages and capital or exchange controls.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and restrictions applicable to it. None of the Issuer, the Lead Manager or the Calculation Agent acts as an investment adviser, or assumes any fiduciary obligation, to any prospective purchaser of the Notes.

In particular, but without prejudice to the generality of the above paragraph, prospective investors should note that an investment in the Notes is only suitable for investors who:

(i) have the requisite knowledge and experience in financial and business matters to evaluate the merits and risks of an investment in the Notes;

(ii) are capable of bearing the economic risk of an investment in the Notes for an indefinite period of time;

(iii) are acquiring the Notes for their own account for investment, not with a view to resale, distribution or other disposition of the Notes (subject to any applicable law requiring that the disposition of the investor's property be within its control); and

(iv) who will recognise that it may not be possible to make any transfer of the Notes for a substantial period of time, if at all.

Understanding and appropriateness of the investment

Each investor (a) should be an investor with substantial knowledge of and/or experience in financial and business matters that it is capable of evaluating the merits and risks (including tax, legal, regulatory and accounting) of an investment in the Notes because the Notes are not an appropriate investment for investors who are unsophisticated with respect to such transactions; (b) should be financially able to bear such risks; (c) in making such investment shall not rely on any advice or recommendations of or any information, representation or warranty provided by the Lead Manager, the Calculation Agent and/or any of their respective affiliates, the Issuer or any of their respective representatives; (d)

should recognise that it may not be possible to make any transfer of the Notes for a substantial period of time; and (e) should seek advice from such advisers as such investor considers necessary and appropriate, to enable such investor to make its own independent decision with regard to the suitability and appropriateness of the Notes as an investment for its own account. Each investor should be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes. None of the Issuer, the Lead Manager or any of their respective representatives makes any representation and has given, nor will give, any advice concerning the appropriate accounting treatment or possible tax consequences of purchasing the Notes. Each investor should consult its own financial, tax, accounting and legal advisers about risks associated with an investment in the Notes and the suitability of investing in such Notes in light of the investor's particular circumstances.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon as investment advice or as a recommendation to invest in the Notes, which shall include, amongst other things, any such information, explanations or discussions concerning the terms and conditions of the Notes, or related features.

Investment in the Notes should comply, and be fully consistent, with all investment policies, guidelines and restrictions applicable to an investor. It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon, nor shall such information be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes. Each investor should be aware that any return on the Notes may not exceed or even equal the return that might have been achieved had the amount of its initial investment been placed on deposit for the same period.

Each investor should be aware that none of the Issuer, the Lead Manager or the Calculation Agent is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

Investment in the Notes carries with it a degree of risk including, but not limited to, the risks referred to below. The level of the IDR/USD foreign exchange rate may go down as well as up. Prospective investors may receive an amount less than their initial investment.

An investment in the Notes will entail significant risks not associated with a conventional fixed rate or floating rate debt security. Such risks include, without limitation, changes in the level or value of the IDR/USD foreign exchange rate and the possibility that a holder of the Notes will receive a lower amount of interest or other consideration than the holder expected. Depending on the exchange rate to be determined by the Calculation Agent upon a Price Source Disruption Event, such amount may even be zero. The Issuer has no control over a number of matters that are important in determining the existence, magnitude and longevity of such risks and their results, including economic, financial and political events.

Past performance of the IDR/USD foreign exchange rate is not necessarily indicative of future performance.

The Calculation Agent may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes including, without limitations, in relation to the role of the Calculation Agent in determining the occurrence of a Price Source Disruption Event and in determining the exchange rate for converting IDR into USD upon the occurrence of a Price Source Disruption Event. The Calculation Agent is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgement, however each investor should be aware that any such determination may potentially adversely affect the amount payable to Noteholders under the Notes and that potential conflicts of interest could arise.

No assurances can be made that any meaningful secondary market will develop in the Notes. The Lead Manager may, but is not obligated to, make a market in the Notes. The Lead Manager may discontinue any market-making activities at any time without notice. In addition, the Notes may not be transferred except to qualified investors in accordance with applicable private offering rules. If an active public market for the Notes does not develop, the market prices and liquidity of the Notes may be adversely affected.

Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility, or anticipated volatility, of the IDR/USD foreign exchange rate increase or decrease, the trading value of the Notes may be adversely affected.

It is expected that changes in interest rates will affect the trading value of the Notes. In general, if interest rates increase, it is expected that the trading value of the Notes will increase and, conversely, if interest rates decrease, it is expected that the trading value of the Notes will decrease. If interest rates increase or decrease in markets based on the Indonesian rupiah, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of Indonesia or the United States, and, in turn, the exchange rates and therefore the value of the IDR/USD foreign exchange rate.

If the Calculation Agent determines that a Price Source Disruption Event has occurred, this will lead to a delay in the payment of principal and/or interest.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" ON PAGES 10 TO 11 OF THE BASE PROSPECTUS.

Documents Incorporated by Reference

The following sections from the Base Prospectus of the Issuer dated 11 August 2009 relating to the Euro 20,000,000,000 Global Medium Term Note Programme (the "Programme") shall be incorporated in, and form part of this Securities Note, save that any statement contained herein or in a document all or the relevant portion of which is deemed to be incorporated by reference herein shall be modified or superseded for the purpose of this Securities Note to the extent that a statement contained in any such subsequent document all or the relative portion of which is incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise):

Summary of the Programme	on pages 5 to 9
Risk Factors	on pages 10 to 11
General Description of the Programme	on page 14
Terms and Conditions of the Notes	on pages 15 to 42
Use of Proceeds	on page 43
Issue Procedures	on pages 44 to 45
Clearance and Settlement of Global Notes in Book Entry Form	on pages 62 to 64
Subscription and Sale	on pages 69 to 71
General Information	on pages 72 to 73

The Issuer will provide, without charge, to each person to whom a copy of this Securities Note has been delivered, upon the oral or written request of such person, a copy of the aforementioned sections incorporated herein by reference. Written or telephone requests for such material should be directed to the Issuer at its principal office set out at the end of this Securities Note.

Pricing Supplement

16 April 2010

European Bank for Reconstruction and Development
IDR350,000,000,000 6.75% Notes due 19 February 2013
issued pursuant to a Global Medium Term Note Programme
(to be consolidated and form a single series with the Issuer's IDR250,000,000,000 6.75% Notes due 19 February 2013 issued on 19 February 2010 and the Issuer's IDR500,000,000,000 6.75% Notes due 19 February 2013 issued on 26 March 2010)

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement must be read in conjunction with the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from EBRD, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Indonesian rupiah ("**IDR**"), provided that all payments in respect of the Notes will be made in United States dollars ("**USD**")
2	Nominal Amount:	IDR350,000,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	20 April 2010
5	Issue Price:	104.365 per cent. plus 60 days' accrued interest on the Nominal Amount from and including 19 February 2010 to but excluding the Issue Date)
6	Maturity Date:	19 February 2013 (subject to the provisions set out in Annex A hereto)
7	Fungible with existing Notes:	Yes The Notes will be consolidated and form a single series with the Issuer's IDR250,000,000,000 6.75% Notes due 19 February 2013 issued on 19 February 2010 and the Issuer's IDR500,000,000,000 6.75% Notes due 19 February 2013 issued on 26 March 2010 as at the Issue Date

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	Specified Denomination:	IDR10,000,000
11	Exchange of Bearer Notes:	Not Applicable
12	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable

	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	Not Applicable

PROVISIONS RELATING TO INTEREST

15		Interest Commencement Date:	19 February 2010
		Fixed Rate Notes:	
16	(a)	Fixed Rate of Interest:	6.75 per cent. per annum, equal to IDR675,000 per Specified Denomination (the "**Fixed Interest Amount**"), provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A.
	(b)	Fixed Interest Dates:	19 February in each year commencing 19 February 2011 subject to adjustment for payment purposes in accordance with the business day convention specified below (subject to the provisions set out in Annex A hereto)
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual – (ICMA)
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Jakarta shall be the business centre). Singapore, London, TARGET and New York City shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17		Zero Coupon Notes:	Not Applicable
18		Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies subject to the provisions set out in Annex A hereto
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		100 per cent. of the Specified Denomination, subject to the provisions set out in Annex A hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	None
30	Non-exempt Offer	Not Applicable
31	Additional selling restrictions:	**Indonesia** The Toronto-Dominion Bank has represented and agreed that (i) it has not offered or sold and will not offer or sell any Notes in Indonesia or to Indonesian nationals, corporates or residents including by way of invitation, offering or advertisement, and (ii) has not distributed, and will not distribute, the Base Prospectus, Securities Note, Summary Note or Registration Document or any other offering material relating to the Notes in Indonesia, or to Indonesian nationals, corporates or residents, in a manner which constitutes a public offering of the Notes under the laws and regulations of the Republic of Indonesia.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	048664296

	ISIN Code:	XS0486642969
	CUSIP Number:	Not Applicable
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	1.375 per cent.

This Pricing Supplement comprises the pricing supplement required for issue admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 20 April 2010.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

....

CITIBANK, N.A.
(as Agent)

PART B – OTHER INFORMATION

1 LISTING

(i) Listing:	London
(ii) Admission to trading:	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect from 20 April 2010. The Notes are to be consolidated and form a single series with the Issuer's IDR250,000,000,000 6.75 per cent. Notes due 19 February 2013 issued on 19 February 2010 and the Issuer's IDR500,000,000,000 6.75 per cent Notes due 19 February 2003 issued on 26 March 2010 which are listed and admitted to trading on the London Stock Exchange's Regulated Market.

2 RATINGS

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer	The net proceeds of the issue of the Notes (which is expected to be IDR364,348,561,500 including 60 days' accrued interest of IDR3,883,561,500 but payable in USD in the amount of USD40,209,705.74) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii) Estimated net proceeds:	IDR364,348,561,500 (USD equivalent: USD40,209,705.74)
(iii) Estimated total expenses:	£10,000

6 YIELD

Indication of yield:	5.051 per cent. per annum.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the IDR/USD foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the IDR/USD foreign exchange rate. Information in respect of the IDR/USD foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Early Redemption Amount and Final Redemption Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

Specified Denomination *divided by* the Reference Rate and rounded down to the nearest cent.

The Fixed Interest Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

IDR675,000 *divided by* the Reference Rate and rounded down to the nearest cent.

If the Reference Rate is not available for any reason on Reuters Page ABSIRFIX01 or any successor page on any Rate Fixing Date, the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be. If on the 10th Business Day following the original Rate Fixing Date Reuters Page ABSIRFIX01 (or successor page) is still unavailable then the rate shall be the average of such firm quotes (expressed as the number of IDR per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of IDR and the purchase of USD at or about 11:30 a.m. (Singapore time) on the rate fixing date for settlement two Singapore Business Days thereafter. If at least two quotations are provided the IDR/USD Rate will be the arithmetic mean of such quotations. If fewer than two quotations are provided, the relevant IDR/USD Rate shall be determined by the Calculation Agent in its discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Business Day**" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Jakarta, Singapore, London, TARGET and New York City;

"**Calculation Agent**" means The Toronto-Dominion Bank, Toronto in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 26 July 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to The Toronto-Dominion Bank, Toronto as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Early Redemption Date**" means the date on which the Notes become due and payable pursuant to Condition 5(d);

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means the date which is five Jakarta, Singapore, London, TARGET and New York Business Days before the applicable Interest Payment Date or Maturity Date;

"**Reference Dealers**" means four leading dealers, banks or banking corporations in the Singapore interbank market selected by the Calculation Agent acting in good faith and in a commercially reasonable manner; and

"**Reference Rate**" means, in respect of a Rate Fixing Date, the IDR/USD spot rate at 11:00 a.m. (Singapore time) expressed as the amount of IDR per one USD, for settlement in two Business Days, reported by the Association of Banks in Singapore, which appears on Reuters Page ABSIRFIX01 to the right of the caption "Spot" under the column "IDR" at approximately 11:00 a.m. (Singapore time) on that Rate Fixing Date.

Annex B
Historical Data

The following table summarises certain historical information regarding the IDR/USD foreign exchange rate since January 2003.

Period	High	Low
January 2003 - December 2003	9,088	8,175
January 2004 - December 2004	9,440	8,317
January 2005 - December 2005	10,775	9,135
January 2006 - December 2006	9,815	8,703
January 2007 - December 2007	9,550	8,670
January 2008 - December 2008	12,650	9,060
January 2009 - December 2009	12,100	9,340
January 2010 – March 2010	9,090	9,428

Source: Bloomberg

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Lead Manager or any other person that any such information is correct.

THE LEAD MANAGER DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE LEAD MANAGER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Use of Proceeds

The net proceeds of the issue of the Notes (which are expected to be IDR364,348,561,500 including 60 days' accrued interest of IDR3,883,561,500 but payable in USD in the amount of USD40,209,705.74) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Ratings

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies Inc. ("S&P"), since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

PRINCIPAL OFFICE OF EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

LEAD MANAGER

The Toronto-Dominion Bank
Triton Court
14/18 Finsbury Sqaure
London EC2A 1DB
United Kingdom

AGENT and REGISTRAR

Citibank, N.A.
21st Floor
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT

The Bank of New York
Avenue des Arts 35
Kunstlaan
B-1040 Brussels
Belgium

CALCULATION AGENT

The Toronto-Dominion Bank, Toronto
Royal Trust Tower
77 King Street West 14th
Toronto Ontario
M5K 1A2
Canada

LEGAL ADVISER

To the Lead Manager

As to English Law

Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

Summary Note



European Bank for Reconstruction and Development

IDR350,000,000,000 6.75 per cent. Notes due 19 February 2013 (the "Notes") (to be consolidated and form a single series with the Issuer's IDR250,000,000,000 6.75 per cent. Notes due 19 February 2013 issued on 19 February 2010 and the Issuer's IDR500,000,000,000 6.75% Notes due 19 February 2013 issued on 26 March 2010)

This document constitutes a summary note (the "Summary Note") for the purposes of Articles 5.2 and 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Summary Note comprises a summary conveying the essential characteristics of, and risks associated with, the European Bank for Reconstruction and Development (the "Issuer") and its IDR350,000,000,000 6.75 per cent. Notes due 19 February 2013 (the "Notes"), issued pursuant to the Issuer's €20,000,000,000 Global Medium Term Note Programme (the "Programme"). This Summary Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2009 containing information in respect of the Issuer and the securities note (the "Securities Note") dated 16 April 2010 containing information in respect of the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, this Summary Note, the Registration Document (including the information incorporated by reference therein) and the Securities Note (including the information incorporated by reference therein) shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

Lead Manager

TD Securities

16 April 2010

Summary

This Summary Note should be read as an introduction to the Prospectus and any decision to invest in the Notes should be based on a consideration of the Prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area (an "EEA State"), no civil liability will attach to the Issuer in any such EEA State solely on the basis of this Summary Note, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus. Where a claim relating to the information contained in this Prospectus is brought before a court in an EEA State, the plaintiff may, under the national legislation of the EEA State where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.

Summary of Provisions relating to the Notes

All capitalised terms not defined herein will have the meanings given to them in the Base Prospectus of the Issuer dated 11 August 2009 relating to the Programme.

Issuer	European Bank for Reconstruction and Development
Risk Factors	There are certain risk factors relating to the Notes. These include considerations relating to the development of a liquid secondary market in the Notes of a particular Series and the suitability of any Series of Notes for investment by certain investors due to legal and regulatory constraints which may be applicable to them. Investors should be aware that the methodology for determining any foreign exchange rate may result in a Fixed Interest Amount (as defined in the Securities Note), the Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated.
Arranger for the Programme	Merrill Lynch International
Lead Manager	The Toronto-Dominion Bank
Agent	Citibank, N.A.
Currency	Indonesian rupiah ("IDR"), provided that all payments in respect of the Notes will be made in United States dollars ("USD")
Maturity	19 February 2013
Issue Price	104.365 per cent. plus 60 days' accrued interest on the Nominal Amount from and including 19 February 2010 to but excluding 20 April 2010
Fungible with existing Notes	Yes The Notes will be consolidated and form a single series with the Issuer's IDR250,000,000,000 6.75 per cent. Notes due 19 February 2013 issued on 19 February 2010 and the Issuer's IDR500,000,000,000 6.75% Notes due 19 February 2013 issued on 26 March 2010.
Form	The Notes will be issued in registered form and cleared through Euroclear and Clearstream, Luxembourg
Interest Rate	6.75 per cent.

Interest Payment Date(s) or Interest Period(s) .	19 February in each year commencing 19 February 2011
Redemption..	Notes are redeemable on their stated maturity, subject to the provisions relating to Price Source Disruption Events
Denominations of Notes....................................	IDR10,000,000
Taxation	All payments of principal and/or interest in respect of the Notes shall be made by the Issuer to the Paying Agent without withholding or deduction for or on account of tax.
Status of the Notes	The Notes will constitute direct and unsecured obligations of the Issuer and will rank *pari passu* without any preference among themselves, and, subject to the provisions of Condition 3, equally with all its other unsecured and unsubordinated obligations. The Notes will not be obligations of any government or member of the Issuer.
Negative Pledge..	The terms of the Notes will contain a negative pledge in respect of bonds, notes or other evidence of indebtedness issued or guaranteed by the Issuer which are listed or quoted on any stock exchange or other organised securities market.
Cross-Default..	The terms of the Notes will contain a cross default clause in respect of bonds, notes or similar obligations which have been issued, assumed or guaranteed by the Issuer and in respect of which a default shall continue for a period of 90 days.
Rating..	The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.
Listing..	Application has been made for Notes issued under the Programme to be admitted on the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market (within the meaning Directive 2004/39/EC of the European Parliament and of the Council on Markets in financial instruments) of the London Stock Exchange plc.
Governing Law..	English

Selling Restrictions	There are restrictions on the sale of Notes and the distribution of offering material.

Summary of Information Relating to the Issuer

Issuer	The European Bank for Reconstruction and Development is an international organisation formed under the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990 (the "Agreement") signed by 40 countries, together with the European Economic Community and the European Investment Bank. The Agreement came into force on 28 March 1991 and the Issuer commenced operations on 15 April 1991. The Issuer currently has 63 members. The Issuer's principal office is in London.
Authorised Share Capital	The Issuer has an authorised share capital totalling €20 billion, of which €5 billion is paid in and €15 billion is callable.
Business	The Issuer's business is to foster the transition towards open market-orientated economies and to promote private and entrepreneurial initiatives in its countries of operation which include the countries of Central and Eastern Europe and the former Soviet Union, the Republic of Turkey and Mongolia. The Issuer makes and guarantees loans and makes equity investments in its countries of operation.
Directors	Kurt Bayer, Stefania Bazzoni, João Cravinho, Alain de Cointet, John Eyers, Werner Gruber, Sven Hegelund, Etsuro Honda, James Hudson, Suzanne Hurtubise, Ib Katznelson, Jari Koskinen, Elena Kotova, Vassili Lelakis, Pedro Moriyón, Igor Podoliev, Simon Ray, Joachim Schwarzer, Jean-Louis Six, Stefka Slavova, Pavel Štepánek and Jan Willem van den Wall Bake are the directors of the Issuer. The business address of each of the directors is the principal office of the Issuer, which is at One Exchange Square, London EC2A 2JN.

Use of Proceeds

The net proceeds of the issue of the Notes (which are expected to be IDR364,348,561,500 including 60 days accrued interest of IDR3,883,561,500 but payable in USD in the amount of USD40,209,705.74) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in exotic currency investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Lead Manager, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

Prospective investors should also pay specific attention to the risks highlighted below.

Risk Factors relating to the Notes

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Legal Investment Considerations

General

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Factors relating to the Issuer

The Issuer makes loans and equity instruments and issues guarantees primarily to the private sector in its countries of operation. Changes in the macroeconomic environment and financial markets in these countries may affect the creditworthiness of the Issuer's clients. Even severe changes in the macroeconomic and financial climate should, however, not affect the Issuer's ability to repay its borrowings, which is assured above all through the Issuer's prudent provisioning policy, ample liquidity, and limitations in the Agreement on its outstanding loans, equity investment and guarantees to the total amount of its subscribed capital, reserves and surpluses.

Of the Issuer's Euro 20 billion of authorised share capital, Euro 5 billion has been paid in. Euro 15 billion is callable to cover the unlikely eventuality that the Issuer encounters difficulties meeting its liabilities. The Issuer has among the highest quality callable capital of any multilateral development bank, with over 60 per cent. from shareholders rated AAA/Aaa and over 95 per cent. from shareholders rated investment grade, by at least one of S&P and Moody's at 11 August 2009. It is therefore unlikely that a call on the Issuer's shareholders will not be honoured.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk.

Investors should be aware that the Fixed Interest Amount, Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated.

There are certain risks associated with Indonesia and the Indonesian economy in general, which may have effects upon the Notes, and in particular the IDR/USD exchange rate.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and restrictions applicable to it.

Understanding and appropriateness of the investment

Each investor should have the knowledge and experience to evaluate material risks and be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon as investment advice or as a recommendation to invest in the Notes

It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Lead Manager should not be relied upon, nor shall such be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes.

Each investor should be aware that none of the Issuer, the Lead Manager nor The Toronto-Dominion Bank, Toronto acting as Calculation Agent (the "Calculation Agent") is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

The level of the IDR/USD foreign exchange rate may go down as well as up.

If the Calculation Agent determines that a Price Source Disruption Event has occurred, this will lead to a delay in the payment of principal and/or interest.

An investment in the Notes will entail significant risks not associated with a conventional fixed rate or floating rate debt security.

Past performance of the IDR/USD foreign exchange rate is not necessarily indicative of future performance.

The Calculation Agent may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes.

No assurances can be made that any meaningful secondary market will develop in the Notes.

If the volatility, or anticipated volatility, of the IDR/USD foreign exchange rate increases or decreases, the trading value of the Notes may be adversely affected.

It is expected that changes in interest rates will affect the trading value of the Notes.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" IN THE BASE PROSPECTUS.

PRINCIPAL OFFICE OF EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT
One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

LEAD MANAGER

The Toronto-Dominion Bank
Triton Court
14/18 Finsbury Sqaure
London EC2A 1DB
United Kingdom

AGENT and REGISTRAR
Citibank, N.A.
21st Floor
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT
The Bank of New York
Avenue des Arts 35
Kunstlaan
B-1040 Brussels
Belgium

CALCULATION AGENT

The Toronto-Dominion Bank, Toronto
Royal Trust Tower
77 King Street West 14th
Toronto Ontario
M5K 1A2
Canada

LEGAL ADVISERS

To the Lead Manager
As to English Law

Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

Pricing Supplement

16 April 2010

European Bank for Reconstruction and Development
IDR350,000,000,000 6.75% Notes due 19 February 2013
Issued pursuant to a Global Medium Term Note Programme
(to be consolidated and form a single series with the Issuer's IDR250,000,000,000 6.75% Notes due 19 February 2013 issued on 19 February 2010 and the Issuer's IDR500,000,000,000 6.75% Notes due 19 February 2013 issued on 26 March 2010)

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement must be read in conjunction with the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from EBRD, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Indonesian rupiah ("IDR"), provided that all payments in respect of the Notes will be made in United States dollars ("**USD**")
2	Nominal Amount:	IDR350,000,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	20 April 2010
5	Issue Price:	104.365 per cent. plus 60 days' accrued interest on the Nominal Amount from and including 19 February 2010 to but excluding the Issue Date)
6	Maturity Date:	19 February 2013 (subject to the provisions set out in Annex A hereto)
7	Fungible with existing Notes:	Yes The Notes will be consolidated and form a single series with the Issuer's IDR250,000,000,000 6.75% Notes due 19 February 2013 issued on 19 February 2010 and the Issuer's IDR500,000,000,000 6.75% Notes due 19 February 2013 issued on 26 March 2010 as at the Issue Date

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	Specified Denomination:	IDR10,000,000
11	Exchange of Bearer Notes:	Not Applicable
12	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable

	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14		Partly Paid Notes:	Not Applicable

PROVISIONS RELATING TO INTEREST

15		Interest Commencement Date:	19 February 2010
		Fixed Rate Notes:	
16	(a)	Fixed Rate of Interest:	6.75 per cent. per annum, equal to IDR675,000 per Specified Denomination (the "**Fixed Interest Amount**"), provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A.
	(b)	Fixed Interest Dates:	19 February in each year commencing 19 February 2011 subject to adjustment for payment purposes in accordance with the business day convention specified below (subject to the provisions set out in Annex A hereto)
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual – (ICMA)
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Jakarta shall be the business centre). Singapore, London, TARGET and New York City shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17		Zero Coupon Notes:	Not Applicable
18		Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19		Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies subject to the provisions set out in Annex A hereto
20		Dual Currency Notes:	Not Applicable
21		Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24		Instalment Note:	Not Applicable
25		Early Redemption Amount for each Note payable on an event of default:	100 per cent. of the Specified Denomination, subject to the provisions set out in Annex A hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	None
30	Non-exempt Offer	Not Applicable
31	Additional selling restrictions:	**Indonesia** The Toronto-Dominion Bank has represented and agreed that (i) it has not offered or sold and will not offer or sell any Notes in Indonesia or to Indonesian nationals, corporates or residents including by way of invitation, offering or advertisement, and (ii) has not distributed, and will not distribute, the Base Prospectus, Securities Note, Summary Note or Registration Document or any other offering material relating to the Notes in Indonesia, or to Indonesian nationals, corporates or residents, in a manner which constitutes a public offering of the Notes under the laws and regulations of the Republic of Indonesia.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	048664296

	ISIN Code:	XS0486642969
	CUSIP Number:	Not Applicable
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	1.375 per cent.

This Pricing Supplement comprises the pricing supplement required for issue admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 20 April 2010.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

....

CITIBANK, N.A.
(as Agent)

PART B – OTHER INFORMATION

1 LISTING

(i) Listing:	London
(ii) Admission to trading:	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect from 20 April 2010. The Notes are to be consolidated and form a single series with the Issuer's IDR250,000,000,000 6.75 per cent. Notes due 19 February 2013 issued on 19 February 2010 and the Issuer's IDR500,000,000,000 6.75 per cent Notes due 19 February 2003 issued on 26 March 2010 which are listed and admitted to trading on the London Stock Exchange's Regulated Market.

2 RATINGS

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer	The net proceeds of the issue of the Notes (which is expected to be IDR364,348,561,500 including 60 days' accrued interest of IDR3,883,561,500 but payable in USD in the amount of USD40,209,705.74) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii) Estimated net proceeds:	IDR364,348,561,500 (USD equivalent: USD40,209,705.74)
(iii) Estimated total expenses:	£10,000

6 YIELD

Indication of yield:	5.051 per cent. per annum.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the IDR/USD foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the IDR/USD foreign exchange rate. Information in respect of the IDR/USD foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Early Redemption Amount and Final Redemption Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

Specified Denomination *divided by* the Reference Rate and rounded down to the nearest cent.

The Fixed Interest Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

IDR675,000 *divided by* the Reference Rate and rounded down to the nearest cent.

If the Reference Rate is not available for any reason on Reuters Page ABSIRFIX01 or any successor page on any Rate Fixing Date, the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be. If on the 10th Business Day following the original Rate Fixing Date Reuters Page ABSIRFIX01 (or successor page) is still unavailable then the rate shall be the average of such firm quotes (expressed as the number of IDR per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of IDR and the purchase of USD at or about 11:30 a.m. (Singapore time) on the rate fixing date for settlement two Singapore Business Days thereafter. If at least two quotations are provided the IDR/USD Rate will be the arithmetic mean of such quotations. If fewer than two quotations are provided, the relevant IDR/USD Rate shall be determined by the Calculation Agent in its discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Business Day**" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Jakarta, Singapore, London, TARGET and New York City;

"**Calculation Agent**" means The Toronto-Dominion Bank, Toronto in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 26 July 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to The Toronto-Dominion Bank, Toronto as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Early Redemption Date**" means the date on which the Notes become due and payable pursuant to Condition 5(d);

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means the date which is five Jakarta, Singapore, London, TARGET and New York Business Days before the applicable Interest Payment Date or Maturity Date;

"**Reference Dealers**" means four leading dealers, banks or banking corporations in the Singapore interbank market selected by the Calculation Agent acting in good faith and in a commercially reasonable manner; and

"Reference Rate" means, in respect of a Rate Fixing Date, the IDR/USD spot rate at 11:00 a.m. (Singapore time) expressed as the amount of IDR per one USD, for settlement in two Business Days, reported by the Association of Banks in Singapore, which appears on Reuters Page ABSIRFIX01 to the right of the caption "Spot" under the column "IDR" at approximately 11:00 a.m. (Singapore time) on that Rate Fixing Date.

Annex B
Historical Data

The following table summarises certain historical information regarding the IDR/USD foreign exchange rate since January 2003.

Period	High	Low
January 2003 - December 2003	9,088	8,175
January 2004 - December 2004	9,440	8,317
January 2005 - December 2005	10,775	9,135
January 2006 - December 2006	9,815	8,703
January 2007 - December 2007	9,550	8,670
January 2008 - December 2008	12,650	9,060
January 2009 - December 2009	12,100	9,340
January 2010 – March 2010	9,090	9,428

Source: Bloomberg

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Lead Manager or any other person that any such information is correct.

THE LEAD MANAGER DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE LEAD MANAGER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Use of Proceeds

The net proceeds of the issue of the Notes (which are expected to be IDR364,348,561,500 including 60 days' accrued interest of IDR3,883,561,500 but payable in USD in the amount of USD40,209,705.74) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Ratings

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies Inc. ("S&P"), since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

PRINCIPAL OFFICE OF EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT
One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

LEAD MANAGER

The Toronto-Dominion Bank
Triton Court
14/18 Finsbury Sqaure
London EC2A 1DB
United Kingdom

AGENT and REGISTRAR

Citibank, N.A.
21st Floor
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT
The Bank of New York
Avenue des Arts 35
Kunstlaan
B-1040 Brussels
Belgium

CALCULATION AGENT

The Toronto-Dominion Bank, Toronto
Royal Trust Tower
77 King Street West 14th
Toronto Ontario
M5K 1A2
Canada

LEGAL ADVISER
To the Lead Manager

As to English Law

Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom